Exhibit (a)(1)(ii)

Pre-Announcement of the Public Tender Offer by

China National Chemical Corporation, Beijing, People’s Republic of China

(or one of its directly or indirectly controlled subsidiaries, in which case China National Chemical Corporation will guarantee such subsidiary’s obligations to the extent required)

for all publicly held registered shares with a nominal value of CHF 0.10 each of

Syngenta AG, Basel, Switzerland

On the terms and subject to the conditions set forth below, China National Chemical Corporation, a company organized under the laws of China, having its registered office in Beijing, People’s Republic of China (ChemChina), intends to launch within six (6) weeks a public tender offer (the Offer) for all publicly held registered shares (Namenaktien) of Syngenta AG, Basel, Switzerland (the Company or Syngenta), with a nominal value of CHF 0.10 each (each a Syngenta Share), and all American Depositary Shares of the Company (ADSs) issued by Bank of New York Mellon acting as depository (the U.S. Depositary), either directly or through a designated directly or indirectly controlled subsidiary (ChemChina or such subsidiary hereinafter, the Offeror). The Syngenta Shares are listed on the SIX Swiss Exchange (SIX) (ISIN CH0011037469) and the ADSs are listed on the New York Stock Exchange (ISIN US87160A1007).

The Offer shall be comprised of two separate offers – the Swiss Offer and the U.S. Offer, respectively – which in all material respects shall have the same terms and be subject to the same conditions. On the terms and subject to the conditions set forth below, including without limitation regarding the scope of the Offer and the Offer restrictions, the Swiss Offer shall be made to all holders of Syngenta Shares in accordance with art. 125 et seq. of the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading of June 19, 2015 (Bundesgesetz über die Finanzmarktinfrastrukturen und das Marktverhalten im Effekten- und Derivatehandel) and its implementing ordinances, pursuant to this pre-announcement (the Pre-Announcement) and a Swiss offer prospectus (the Swiss Offer Prospectus) to be published. The U.S. Offer shall be made to all holders of ADSs and to holders of Syngenta Shares who are resident in the United States (U.S.), including holders who are U.S. holders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the Exchange Act) (U.S. Persons), pursuant to separate U.S. offer documentation.

On February 2, 2016, ChemChina and the Company entered into a transaction agreement (the Transaction Agreement) pursuant to which the Company’s board of directors agreed, among other things, to recommend the Offer for acceptance by the Company’s shareholders and holders of ADSs.

I.	Terms of Swiss Offer

A.	Object of Swiss Offer

Except as set forth below and subject to the Offer restrictions set forth in Section IV, the Swiss Offer will extend to all publicly held Syngenta Shares.

The Swiss Offer will neither extend to Syngenta Shares held by ChemChina or any of its direct or indirect subsidiaries (each direct or indirect subsidiary of ChemChina or of Syngenta, including the Offeror in the case of ChemChina if the Offer is submitted through a directly or indirectly controlled subsidiary, hereinafter a Subsidiary), nor to Syngenta Shares held by the Company or any of its Subsidiaries. Furthermore, the Swiss Offer will not extend to ADSs.

B.	Offer Price

The offer price in the Swiss Offer for each Syngenta Share shall be USD 465 in cash (the Offer Price). In addition, the Offer will allow for dividend payments to holders of Syngenta Shares in the aggregate amount of up to CHF 16 per Syngenta Share, as specified below.

The Offer Price will be reduced by the gross amount of any dilutive effects in respect of the Syngenta Shares prior to the consummation of the Offer (the Settlement, and the date on which Settlement shall occur, the Settlement Date), including, but not limited to, dividend payments (other than the dividend payments specified below) and other distributions of any kind, demergers and spin-offs, capital increases and the sale of treasury shares at an issuance or sales price per Syngenta Share below the Offer Price, the purchase of Syngenta Shares at a purchase price above the lower of the Offer Price and the prevailing share price, the issuance of options, warrants, convertible securities or other rights of any kind for the acquisition of Syngenta Shares or other securities of the Company and repayments of capital in any form.

Notwithstanding the foregoing, if and to the extent approved by the ordinary general meeting of shareholders of the Company scheduled to be held on April 26, 2016 (the Ordinary General Meeting), any ordinary dividend of up to CHF 11 gross (pre-tax) per Syngenta Share in respect of the financial year ended December 31, 2015 payable before the Settlement (the Ordinary Dividend) and a special dividend of CHF 5 gross (pre-tax) per Syngenta Share payable immediately prior to the Settlement (the Special Dividend) shall not constitute dilutive effects for purposes of the Swiss Offer. If there will be a first and a second settlement, Settlement shall mean the first settlement for purposes of such dividend payments.

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The Offer Price with dividends implies a premium of 31.1%, and the Offer Price without dividends implies a premium of 26.9%, to the volume-weighted average price of all on-exchange transactions in Syngenta Shares executed on the SIX during the sixty (60) SIX trading days (each a Trading Day) prior to the publication of this Pre-Announcement (which amounts to CHF 374.02). Also, the Offer Price with dividends implies a premium of 25.0%, and the Offer Price without dividends implies a premium of 21.0%, to the on-exchange closing price of the Syngenta Share on the SIX on February 2, 2016, the Trading Day immediately prior to the publication of this Pre-Announcement, which amounted to CHF 392.30.1

C.	Offer Period and Additional Acceptance Period

It is expected that the Swiss Offer Prospectus will be published within six (6) weeks from the date of this Pre-Announcement. After the lapse of a cooling-off period of ten (10) Trading Days, the Swiss Offer will be open for acceptance during at least twenty (20) Trading Days (the Offer Period). The Offeror reserves the right to extend the Offer Period once or several times to a maximum of forty (40) Trading Days or, with the approval of the Swiss Takeover Board (the TOB), beyond forty (40) Trading Days. If the Swiss Offer is successful, after the expiration of the (possibly extended) Offer Period, there will be an additional acceptance period of ten (10) Trading Days for the subsequent acceptance of the Offer (the Additional Acceptance Period).

Assuming that the Swiss Offer Prospectus will be published six (6) weeks after the date of this Pre-Announcement and applying the minimum periods above, the Offer Period would run from about April 4, 2016, until about April 29, 2016, 4 p.m. CEST, and the Additional Acceptance Period would run from about May 9, 2016, until about May 23, 2016, 4 p.m. CEST. However, the Offeror will endeavor to align the offer timelines of the Swiss Offer and the U.S. Offer, subject to the approval of the TOB, the U.S. Securities and Exchange Commission (SEC) and any other competent authority to the extent required, which among other things may result in a different offer timeline of the Swiss Offer, including in a significantly extended Offer Period.

D.	Offer Conditions, Waiver of Offer Conditions and Period for which the Offer Conditions are in Force and in Effect

1.	Offer Conditions

The Swiss Offer is expected to be subject to the conditions set forth below. The period in respect of which each of the conditions will be in force and in effect is described in Section I.D.3.

(a)	Minimum Acceptance Rate: The Offeror shall have received valid and irrevocable acceptances for such number of Syngenta Shares and ADSs representing, when combined with the Syngenta Shares and ADSs ChemChina and its Subsidiaries

[1]	USD/CHF Exchange Rate as per WM/Reuters 1600 GMT Fixing: 1.02045 as at February 2, 2016 (as per Bloomberg).

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will own at the end of the (possibly extended) Offer Period (but not including Syngenta Shares and ADSs held by the Company or any of its Subsidiaries), at least 67% of all Syngenta Shares that will be issued at the end of the (possibly extended) Offer Period. For purposes of this condition D.1(a), ADSs shall be deemed converted into the number of Syngenta Shares they represent.

(b)	Merger Clearances and Other Approvals: All waiting periods applicable to the acquisition of the Company by the Offeror shall have expired or been terminated and all competent merger control and other authorities and, if applicable, courts shall have approved the Offer, its Settlement and the acquisition of the Company by the Offeror, without imposing any condition or undertaking on ChemChina and | or the Company and | or any of their respective Subsidiaries or making their approvals subject to the satisfaction of any condition or undertaking that, individually or together with any other condition or undertaking that is relevant under this condition D.1(b) or condition D.1(c)(i), in the opinion of an independent accounting firm or investment bank of international repute to be appointed by the Offeror (an Independent Expert), would reasonably be expected to cause a Regulatory Material Adverse Effect on ChemChina and | or the Company and | or any of their respective Subsidiaries. A Regulatory Material Adverse Effect shall mean a reduction of the consolidated sales of one year of USD 2.68 billion or more.

For purposes of this condition D.1(b), any condition or undertaking imposed on ChemChina and | or any of its Subsidiaries shall not be taken into account when determining whether a Regulatory Material Adverse Effect has occurred, to the extent such condition or undertaking affects ChemChina’s or any of its Subsidiaries’ agrochemical business existing on the date of this Pre-Announcement.

(c)	Committee on Foreign Investment in the United States (CFIUS) and Other Foreign Investment Control Approvals: Neither CFIUS nor any other authority supervising or controlling foreign investment in any jurisdiction shall have imposed any condition or undertaking on ChemChina, Syngenta or any of their Subsidiaries that, in the opinion of an Independent Expert, (i) individually or together with any other condition or undertaking that is relevant under condition D.1(b) or this condition D.1(c)(i), would reasonably be expected to cause a Regulatory Material Adverse Effect on ChemChina and | or the Company and | or any of their respective Subsidiaries, or (ii) removes (x) all oversight, management and control by ChemChina, its Subsidiaries (excluding Syngenta and its Subsidiaries) and their representatives over, or (y) all physical and other access by them to, assets, books and records, businesses or operations of Syngenta or any of its Subsidiaries which contributed to consolidated sales of the Syngenta group an amount of USD 1.54 billion or more in the financial year 2015.

(d)	No Injunction: No judgment, decision, order or other authoritative measure shall have been issued preventing, prohibiting or declaring illegal the Offer or its consummation.

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(e)	No Company Material Adverse Effect: By the end of the (possibly extended) Offer Period, no circumstances or events shall have occurred, and no circumstances or events shall have been disclosed by the Company or otherwise come to the Offeror’s attention which, individually or together with any other circumstances or events that are relevant under this condition D.1(e), have a Company Material Adverse Effect on the Syngenta group. A Company Material Adverse Effect shall mean a reduction of the consolidated sales of one year of USD 1.34 billion or more.

For purposes of this condition D.1(e), changes resulting from general economic conditions and changes generally affecting the industry in which the Company and its respective Subsidiaries operate shall not be taken into account when determining whether a Company Material Adverse Effect has occurred.

(f)	Registration in the Share Register of the Company: The board of directors of the Company shall have resolved to register the Offeror and | or any other company controlled and designated by ChemChina in the share register of the Company as shareholder(s) with voting rights with respect to all Syngenta Shares ChemChina or any of its Subsidiaries has acquired or may acquire (with respect to Syngenta Shares to be acquired in the Offer subject to all other conditions of the Offer having been satisfied or waived), and the Offeror and | or any other company controlled and designated by ChemChina shall have been registered in the share register of the Company as shareholder(s) with voting rights with respect to all Syngenta Shares acquired.

(g)	Resignation of Members of the Board of Directors of the Company and Mandate Agreements: A sufficient number of members of the board of directors of the Company shall have resigned from their functions on the board of directors of the Company and its Subsidiaries and | or entered into (and not subsequently terminated) a mandate agreement with ChemChina or the Offeror, in each case with effect from the Settlement, so that ChemChina will directly or indirectly control the board of directors of the Company effective as of the Settlement. If there will be a first and a second settlement, Settlement shall mean the first settlement for purposes of this condition D.1(g).

(h)	No Adverse Resolutions of the General Meeting of Shareholders of the Company: The general meeting of shareholders of the Company shall not have:

(i)	resolved or approved any dividend (other than the Ordinary Dividend and the Special Dividend in the Ordinary General Meeting), other distribution or capital reduction or any acquisition, spin-off (Abspaltung), transfer of assets and liabilities (Vermögensübertragung) or other disposal of assets (x) with an aggregate value or for an aggregate consideration of more than USD 1.90 billion, or (y) contributing in the aggregate more than USD 223 million to the EBIT;

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(ii)	resolved or approved any merger, demerger (Aufspaltung) or ordinary, authorized or conditional increase of the share capital of the Company; or

(iii)	adopted an amendment of the articles of association of the Company to introduce any transfer restrictions (Vinkulierung) or voting limitations (Stimmrechtsbeschränkungen).

(i)	No Obligation to Acquire or Sell Material Assets or to Incur or Repay Material Indebtedness: With the exception of the obligations that have been made public prior to the date of this Pre-Announcement or that are related to the Offer or arise from its Settlement, between June 30, 2015, and the transfer of control to the Offeror, the Company and its Subsidiaries shall not have undertaken to acquire or sell any assets or incur or repay any indebtedness in the aggregate amount or value of more than USD 1.90 billion.

2.	Waiver of Offer Conditions

The Offeror’s right to waive, in whole or in part, one or more of the offer conditions is reserved.

3.	Period for which the Offer Conditions are in Force and Effect

(a)	Condition (a) shall be in force and in effect with respect to the period until the expiration of the (possibly extended) Offer Period or, if longer, with respect to the period until all acceptances of the Swiss Offer and the U.S. Offer have become irrevocable.

(b)	Condition (e) shall be in force and in effect with respect to the period until the expiration of the (possibly extended) Offer Period.

(c)	Conditions (b), (c), (d) (h) and (i) shall be in force and in effect with respect to the period until the Settlement, condition (i), however, no longer than until the transfer of control to the Offeror, if earlier.

(d)	Conditions (f) and (g) shall be in force and effect with respect to the period until the Settlement or, with respect to the resolutions of corporate bodies mentioned therein, if earlier, until the date when the respective corporate body of the Company has taken the required resolution.

(e)	Subject to Section I.D.3(a), if any of the conditions (a) or (e) or, if the respective corporate body of the Company resolves on the matters specified in conditions (f) or (g) prior to the expiration of the (possibly extended) Offer Period, any of the conditions (f) or (g) have not been satisfied or waived by the end of the (possibly extended) Offer Period, the Offer will be declared unsuccessful.

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(f)	If any of the conditions (a), (b), (c), (d) (h) or (i) or, if and to the extent still applicable (see preceding paragraphs), any of the conditions (f) or (g) have not been satisfied or waived by the Settlement Date, the Offeror shall be entitled to declare the Offer unsuccessful or to postpone the Settlement for an expected period of up to four months after the expiration of the Additional Acceptance Period (the Postponement). During the Postponement, the Offer shall continue to be subject to the conditions (a), (b), (c), (d) (h) and (i) and, if and to the extent still applicable (see preceding paragraphs), the conditions (f) and (g), as long as and to the extent such conditions have not been satisfied or waived. Unless the Offeror applies for, and the TOB approves, an additional postponement of the Settlement, the Offeror will declare the Offer unsuccessful if such conditions have not been satisfied or waived during the Postponement.

II.	Decision of the Swiss Takeover Board

On February 2, 2016, the TOB issued the following decision (Verfügung) (unofficial translation from the German original):

“1.	The pre-announcement of the public tender offer of China National Chemical Corporation (or one of its direct or indirect subsidiaries) to the shareholders of Syngenta AG contains the required information according to the statutory provisions on public tender offers.

2.	It is declared that the offer price may be in USD.

3.	China National Chemical Corporation (or one of its direct or indirect subsidiaries) has to provide for the retail investors with CHF as their base currency a possibility to exchange USD into CHF in the context of the settlement which puts the retail investors with CHF as their base currency on par with the other investors in relation to the exchange costs.

4.	The offer prospectus has to contain explicit disclosure relating to the currency risks associated with the offer in a prominent place.

5.	The conditions to the public tender offer of China National Chemical Corporation (or one of its direct or indirect subsidiaries) to the shareholders of Syngenta AG are permissible.

6.	It is declared that, for purposes of the Best Price Rule, in case of an acquisition of shares of Syngenta AG in CHF, the USD-CHF exchange rate prevailing immediately before the acquisition or the payment, respectively, may be applied.

7.	The other motions are rejected to the extent they are admissible.

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8.	This decision will be published on the date of the publication of the pre-announcement. China National Chemical Corporation (or one of its direct or indirect subsidiaries) has to publish the holdings of this decision together with the pre-announcement.

9.	The fee chargeable to China National Chemical Corporation is CHF 40,000.”

III.	Rights of Shareholders of Syngenta

A.	Request for Party Status (Article 57 Takeover Ordinance)

Shareholders of Syngenta who have been holding at least 3% of the voting rights of Syngenta, whether exercisable or not (a Qualified Participation), since February 3, 2016 (each a Qualified Shareholder), will be granted party status if they file a respective request with the TOB. The request of a Qualified Shareholder must be received by the TOB (Selnaustrasse 30, P.O. Box 1758, 8021 Zurich; fax: +41 (0)58 499 22 91) within five (5) Trading Days from the date of publication of the decision of the TOB (see Section II). The first Trading Day after the publication of the decision of the TOB on the TOB’s website will be the first day of the filing period. Concurrently with the request, the applicant has to furnish proof of his or her Qualified Participation. The TOB may request proof of the Qualified Shareholder’s continued Qualified Participation at any time. The party status of a Qualified Shareholder will be upheld in relation to any further decisions issued by the TOB in connection with the Swiss Offer, provided that the Qualified Shareholder continues to hold a Qualified Participation.

B.	Objection (Article 58 Takeover Ordinance)

A Qualified Shareholder may file an objection against the TOB’s decision in respect of the Swiss Offer (see Section II). The objection must be filed with the TOB (Selnaustrasse 30, P.O. Box 1758, 8021 Zurich; fax: +41 (0)58 499 22 91) within five (5) Trading Days from the date of publication of the decision of the TOB. The first Trading Day after the publication of the decision of the TOB on the TOB’s website will be the first day of the filing period. The objection must contain a motion, summary reasons and proof of the Qualified Participation as from February 3, 2016.

IV.	Offer Restrictions

A.	General

The Swiss Offer is not being and will not be made, directly or indirectly, in any country or jurisdiction in which it would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require ChemChina or any of its Subsidiaries to change or amend the terms or conditions of the Swiss Offer in any way, to make an additional filing with any governmental, regulatory or other authority or take additional action

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in relation to the Swiss Offer. It is not intended to extend the Swiss Offer to any such country or jurisdiction. Any such documents document relating to the Swiss Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

B.	Notice to U.S. Persons Holding Syngenta Shares and to Holders of ADSs

1.	Swiss Offer

The Swiss Offer is being made for the registered shares of the Company, a Swiss company whose shares are listed on the SIX, and is subject to Swiss disclosure and procedural requirements, which are different from those of the U.S. The Swiss Offer is being made in the U.S. pursuant to Section 14(d) and Section 14(e) of, and Regulation 14D and Regulation 14E under, the Exchange Act, subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, and otherwise in accordance with the requirements of Swiss law. Accordingly, the Swiss Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights (which may or may not apply), settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and laws. U.S. Persons holding Syngenta Shares are encouraged to consult with their own Swiss advisors regarding the Swiss Offer.

This Pre-Announcement does not constitute the Swiss Offer. The Offeror will disseminate the Swiss Offer Prospectus (with full Swiss Offer terms and conditions) as required by applicable law, and the shareholders of the Company should review the Swiss Offer Prospectus and all other documents relating to the Swiss Offer carefully. The Swiss Offer may not be accepted before publication of the Swiss Offer Prospectus and expiration of a cooling-off period of ten (10) Trading Days (if not extended by the TOB), which will run from the Trading Day immediately after the publication date of the Swiss Offer Prospectus.

In accordance with the laws of Switzerland and subject to applicable regulatory requirements, ChemChina and its Subsidiaries or their nominees or brokers (acting as agents for the Offeror) may from time to time after the date hereof, and other than pursuant to the Swiss Offer, directly or indirectly purchase, or arrange to purchase, Syngenta Shares or any securities that are convertible into, exchangeable for or exercisable for Syngenta Shares. These purchases, or arrangements to purchase, may occur either in the open market at prevailing prices or in private transactions at negotiated prices and shall comply with applicable laws and regulations in Switzerland and applicable U.S. securities laws. Any such purchases will not be made at prices higher than the Offer Price or on terms more favorable than those offered pursuant to the Swiss Offer unless the Offer Price is increased accordingly. Any information about such purchases or arrangements

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to purchase will be publicly disclosed in the U.S. on http://www.chemchina.com/press to the extent that such information is made public in accordance with the applicable laws and regulations of Switzerland. In addition, the financial advisors to ChemChina, the Offeror and the Company may also engage in ordinary course trading activities in securities of the Company, which may include purchases or arrangements to purchase such securities.

It may be difficult for U.S. Persons holding Syngenta Shares to enforce their rights and any claim arising out of U.S. securities laws, since each of the Offeror and the Company is located in a non-U.S. jurisdiction, and some or all of their officers and directors may be residents of a non-U.S. jurisdiction. U.S. Persons holding Syngenta Shares may not be able to sue a non-U.S. company or its officers or directors in a U.S. or non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The receipt of cash pursuant to the Swiss Offer by a U.S. Person holding Syngenta Shares may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local laws, as well as foreign and other tax laws. Each shareholder of the Company is urged to consult his or her independent professional advisor immediately regarding the tax consequences of an acceptance of the Swiss Offer. Neither the SEC nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Swiss Offer; (b) passed upon the merits or fairness of the Swiss Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this Pre-Announcement. Any representation to the contrary is a criminal offence in the U.S.

2.	U.S. Offer

Holders of Syngenta Shares who are U.S. Persons and holders of ADSs, in each case who wish to participate in the U.S. Offer, are urged to carefully review the Schedule TO and other documents relating to the U.S. Offer that will be filed by the Offeror with the SEC because these documents will contain important information relating to the U.S. Offer. Holders of Syngenta Shares who are U.S. Persons and holders of ADSs, in each case who wish to participate in the U.S. Offer, are also urged to read the related solicitation | recommendation statement on Schedule 14D-9 that will be filed with the SEC by Syngenta relating to the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Syngenta and the Offeror with the SEC, at the SEC’s website at www.sec.gov. YOU SHOULD READ THE SCHEDULE TO AND SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

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3.	Holders of ADSs

The Swiss Offer is not being addressed to holders of ADSs. Holders of ADSs who wish to participate in the Swiss Offer should present their ADSs to the U.S. Depositary, for cancellation and (upon compliance with the terms of the deposit agreement relating to the ADS program, including payment of the U.S. Depositary’s fees and any applicable transfer fees, taxes and governmental charges) delivery of Syngenta Shares to them, in order to become shareholders of Syngenta. The Swiss Offer may then be accepted in accordance with the Swiss Offer Prospectus for the Syngenta Shares delivered to holders of ADSs upon such cancellation.

C.	United Kingdom

In the United Kingdom (U.K.), the communication is directed only at persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order), (ii) falling within article 49(2)(a) to (d) («high net worth companies, unincorporated associations, etc.») of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as «relevant persons»). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

D.	Australia, Canada and Japan

The Swiss Offer is not being addressed to shareholders of the Company whose place of residence, seat or habitual abode is in Australia, Canada or Japan, and such shareholders may not accept the Swiss Offer.

V.	Additional Information

Additional information on the Swiss Offer is expected to be published electronically through the same media.

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VI.	Identification

	Security number	ISIN	Tickersymbol
Registered shares with a nominal value of CHF 0.10 each of Syngenta AG	1’103’746	CH0011037469	SYNN

February 3, 2016

Lead Financial Advisor

Financial Advisor

Tender Agent

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